BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York 10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                            February 13, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    METROTRANS CORP



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934,
the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing
submission through the EDGAR-Link System software, by
E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures






                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.      1    ) *
                           --------


                 METROTRANS CORP
                    NAME OF ISSUER :


Common Stock:  Par  $.01
           TITLE OF CLASS OF SECURITIES

                    592665103
                   CUSIP NUMBER

Check the following box if a fee is being paid
with this
statement   [ ]. (A fee is not required only if
the filing
person :(1) has a previous statement on percent of
the
class of securities described in Item 1;  and  (2)
has filed
no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. )
( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934
( Act )
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).




              Continued on following page(s)




                                    Page 2 of 6
CUSIP No. 592665103

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     Bankers Trust New York Corporation and its wholly-
     owned subsidiary, Bankers Trust Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP  *
           (A)    [  ]
           (B)     [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and
Bankers
     Trust Company are New York Corporation.

NUMBER OF  5. SOLE VOTING POWER

SHARES
BENEFICIALLY  6.         SHARED VOTING POWER

OWNED BY
EACH       7. SOLE DISPOSITIVE POWER

REPORTING
PERSON     8. SHARED DISPOSITIVE POWER

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
   PERSON


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
9



12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation -
HC
            Bankers Trust Company - BK


                                      Page 3 of 6

CUSIP No. 592665103


Item 1 (a)     NAME OF ISSUER:

        METROTRANS CORP

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL
EXECUTIVE
        OFFICES:

          777 Greenbelt Parkway
          Griffin, GA 30223


Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and
its
          wholly-owned subsidiary, Bankers Trust
Company.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York 10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, and
its
          wholly - owned subsidiary, Bankers Trust
Company
          are incorporated in the State of New
York with
          its principal business office located in New
          York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  Par  $.01

Item 2 (e)     CUSIP NUMBER:

          592665103











CUSIP No. 592665103                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in
accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6)
of the Act

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:




  (b)  PERCENT OF CLASS:




       (c) Number of shares as to which the Bank has:

 (i) Sole power to vote or to direct the vote -




 (ii) Shared power to vote or to direct the vote -



 (iii) Sole power to dispose or to direct the disposition of -



 (iv) Shared power to dispose or to direct the disposition of -



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:

               If this statement is being filed to
               report the fact that
               as of the date hereof the reporting
               person has ceased
                to be the beneficial owner of more
               than five percent
                of the class of securities, check
               the following [X].

                                      Page 5 of 6
CUSIP No. 592665103


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF
     ANOTHER PERSON:

        Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY:

        See Item 3 above.

Item 8  IDENTIFICATION AND CLASSIFICATION AND
        CLASSIFICATION OF NUMBERS OF THE GROUP:

                      Not applicable.

Item 9 NOTICE OF DISSOLUTION OF GROUP:

                     Not Applicable.


Item 10 CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


















                                      Page 6 of 6
CUSIP No. 592665103


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1997

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary

































                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


        Bankers Trust New York Corporation

                         |
                       100%
                         |

               Bankers Trust Company